Contact

www.linkedin.com/in/craig-tobin-648b80 (LinkedIn)

Top Skills

Strategy

CRM

Outsourcing

Languages

English

Honors-Awards

Inc 2013 500 Fastest Growing Companies

Craig Tobin

Managing Director at Eventus Solutions Group, A Tech Mahindra portfolio company

Englewood, Colorado, United States

Summary

Eventus is a premier provider of advanced, comprehensive solutions for Contact Centers. Our organization has deep expertise with both technology capabilities and operational best practices. Companies have leveraged our strategic consulting capabilities to roadmap their transformation to drive more revenue, service customers more cost effectively, foster customer loyalty and to grow their customer base. Our organization helps clients at all project lifecycle stages - inception, strategy, implementation, rollout and ongoing operations.

Craig has spent the past 25+ years in executive leadership roles from CEO/GM positions to Global EVP of Sales. Craig has worked in both the public and private equity organizations. Craig had held executive leadership roles within GE, Oxford Health Plans, TeleTech Holdings, Equitant, Accretive Commerce & Accenture.

Tobin holds a BA in Industrial Engineering from the Northeastern University and graduated the GE Executive Corporate Management Program

Specialties:
Executive Leadership Roles (CEO, COO, EVP of Sales). Large scale Call Center/BPO solutions, eCommerce software and implementations, Executive Sales with strong negotiations/contracting experience, Alliance Strategies and ability to work with companies to improve their overall company performance.

Specialties: Call Center/BPO solutions, Technology Consulting and Sales, eCommerce software and implementations, Operations Management of backoffices globally, Telcom Cost Containment Programs, Executive Sales and contracting experience, Marketing and Business Development, Alliance Strategies, Vendor Management strategies and management.

Experience

Eventus Solutions Group, a Tech Mahindra portfolio company
Managing Director
February 2009 - Present (14 years 5 months)
Greater Denver Area

Eventus Solutions Group is a nationally recognized consulting and managed services firm made up of experienced professionals that are 100% focused on customer engagement. From the ground up, we have built our firm to fuse strategic planning, technology sourcing and implementation, and day-to-day operational execution exclusively in the contact center and customer engagement arena.

Our single biggest strength at Eventus is the blend of talent and expertise we offer to our clients. Eventus senior engagement resources have a minimum of 15 years experience in their fields. Most have served at the C-Level or VP-Level in large firms, and most have managed P&L responsibility in customer engagement oriented roles including sales, marketing and service. Our employees hold numerous relevant industry certifications including project management, Six Sigma, CRM, marketing automation and contact center management.

When we engage in projects, the teams we deploy are consistently much smaller and much more senior than those typically provided by other firms. Instead of our clients having to teach their consultants about their business, our consultants share insights with our clients about the most cost effective business strategies, implementation methodologies and management practices. This ‘special forces’ style outcome-focused client delivery model consistently produces on time and on budget projects with no change requests.

Finally, since the founding of Eventus, we have maintained a philosophy of being easy to do business with. We are very flexible in terms of contract models and pricing. While we prefer fixed price contracts, we are perfectly willing to work on a time and materials basis when that is our client’s preference. Furthermore, we make sure our senior executives create ‘high touch’ relationships with our clients.

- See more at: http://www.eventusg.com/about-us/#sthash.e7grpVVh.dpuf

The Influence Board
Board Member
February 2021 - Present (2 years 5 months)
Denver, Colorado, United States

This is a great opportunity for sales executives to meet with decisions makers and executives that want to create access to qualified sales meetings and the outcome is that the executive gets a chance to raise money for their preferred charity and meet with relevant sales executives who could help their organization.

CanDoGo™
Board of Directors
July 2006 - December 2011 (5 years 6 months)

Founded in 2006, CanDoGo™ is leading the way for on-demand coaching for both people and organizations. CanDoGo™'s vision is to be the ultimate destination for performance enhancement.

CanDoGoTM has established a growing community of industry leaders and motivational speakers. If you are a recognized sales and motivational speaker and would like to join us, please email us at authors@candogo.com and we will contact you to discuss possibilities.

Zig Ziglar, Tom Hopkins, Denis Waitley, Tony Parinello, Dr. Rick Kirschner, Dr. Lee J. Colan, Dr. Tony Alessandra, Dr. Maryann Rosenthal, Tony Jeary, Krish Dhanam, Bryan Flanagan, David Reed, Chris Lytle, Keith Rosen, MCC Dr. Charles D. Brennan Jr, Andrea Sittig-Rolf, Michael Nick, Bob Kantin, Charles D. Vega, Dr. Eli Jones, Jill Konrath, Jim Cathcart, Billy Cox, Sharon Drew Morgen, Jeanette Nyden, J.D.,Tom Black, Paul McCord, Jennifer Thibeaux, Alen Majer, Steve Dailey, Terri Dunevant

Accenture
Managing Director - New Businesses
January 2007 - February 2009 (2 years 2 months)

Managing Director - eCommerce Managed Servics

Craig was key team members for Accenture's New Businesses team. The team was responsible for analyzing new business opportunities that would break the revenue/headcount model that prevails in the consulting industry. Craig focused efforts in the Healthcare and eCommerce marketplace.

Accretive Commerce
EVP Marketing and Bus Dev
June 2005 - November 2006 (1 year 6 months)

Craig Tobin

Executive Vice President, Marketing & Business Development

Tobin leads all Marketing and Business Development activities for NewRoads with a primary focus on new client development and “captive outsourcing” partnerships.

Accretive was a privately owned company and sold to GSI Commerce.

Equitant
SVP Global Sales
2003 - 2005 (2 years)

Equitant was a finance and accounting outsourcing company. Craig was responsible for Global Sales and Marketing.

Equitant was a private equity company and sold to IBM.

TeleTech
SVP Business Development
1998 - 2003 (5 years)

Help various key executive sales roles at TeleTech.

Oxford Health Plans
Regional CEO
1993 - 1998 (5 years)

Various positions at Oxford. Primary role was building back office operations in NH from scratch moving into launching the HMO in the region

GE
General Manager
1985 - 1993 (8 years)

Held various executive positions at GE - Graduated the MMP program and had assignments in Aircraft Engines, Transportation, Appliances and Consumer Service Division

Education

Northeastern University

BA, Industrial Engineering · (1982 - 1987)